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File No. 82-34719

October 2, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, N.W.
Washington, D.C. 20549-0302

Re: Securitas AB (the "Company") -- Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
(File No. 82-34719)

Ladies and Gentlemen:

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned at (212) 294-6751. Please have the enclosed copy of this letter date stamped and returned in the enclosed envelope.

Yours very truly,

Pierre J. Lorieau

Enclosure
cc: Frederick W. London, Esq.
Jeffrey H. Elkin, Esq.

dlw 10/8

NY:812069.1

FILE NO. 82-34719

Press Release from Securitas AB

October 02, 2003

Financial information from Securitas AB, 2004

Securitas will publish the following financial information in 2004:

February 6
Year-End Report 2003
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

March
Annual Report 2003

May 6
Interim Report January March 2004
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

August 11
Interim Report January June 2004
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

November 4
Interim Report January September 2004
Information Meeting at Securitas' office, Lindhagensplan 70, Stockholm
Telephone Conference and Live Webcast

Annual General Meeting
The Annual General Meeting will be held at the Grand Hotel in Stockholm on April 6, 2004

Further information can be obtained from Henrik Brehmer, Investor Relations, telephone +44 20 8432 6523 or at www.securitasgroup.com

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70